ENVOY CAPITAL GROUP INC. ANNOUNCES
FIRST QUARTER RESULTS FOR FISCAL 2009
TORONTO, ON — February 13, 2009 - Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its first quarter ended December 31, 2008.
For the quarter ended December 31, 2008, Envoy incurred a net loss of ($1.0) million or ($0.12) per fully diluted share compared with a net profit of $350,000 or $0.04 per fully diluted share for the same period last year. The per share calculations are based on fully diluted weighted average shares outstanding of approximately 8.6 million for the current quarter and 9.5 million for the same period last year.
The Consumer and Retail Branding Division, Watt International Inc., earned a pre-tax profit of $327,000 in the first quarter compared with a pre-tax profit of $485,000 during the same last year
The Merchant Banking Division incurred a pre-tax loss of ($726,000) during the first quarter compared to a pre-tax profit of $522,000 during the same quarter last year. For the three month period ending December 31, 2008, the Merchant Banking Division experienced a negative return on its invested assets of (1%) compared to negative returns of (19%) on the DJIA, (22%) on the S&P 500 and (24%) on the TSX.
The net loss incurred in the period includes approximately $200,000 in non recurring corporate overhead expenses.
Global capital markets remain volatile in the wake of concern over major financial institutions, deteriorating commodity markets and recessionary environments in major world economies. Envoy’s investment portfolio continues to be defensively positioned going into the second quarter.
Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.
Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Joseph Leeder
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

As at:	December 31	September 30
	2008	2008

Current assets	$29,104,502	$28,822,868
Long-term assets	7,484,593	7,659,176

	36,589,095	36,482,044

Current liabilities	5,511,524	4,322,723
Long-term liabilities	—	—

	5,511,524	4,322,723

Minority interest	15,558	—

Shareholders’ equity	31,062,013	32,159,321

	$36,589,095	$36,482,044

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	December 31	December 31
	2008	2007

Net revenue from consumer branding business	$3,941,774	$3,668,929
Net investment (losses) gains	(350,928)	734,152
Interest and dividend income	137,720	287,809

	3,728,566	4,690,890

Operating expenses:
Salaries and benefits	3,465,620	3,216,524
General and administrative	890,362	787,320
Occupancy costs	219,933	157,107

	4,575,915	4,160,951

Depreciation	187,475	187,546

Interest expense and financing costs	4,495	9,963

	4,767,885	4,358,460

(Loss) earnings before income taxes and minority interest	(1,039,319)	332,430

Income tax recovery	—	(25,780)

(Loss) earnings before minority interest	(1,039,319)	358,210

Minority interest	(1,488)	—

Net (loss) earnings	(1,037,831)	358,210

(Loss) earnings per share
Basic	$(0.12)	$0.04
Diluted	$(0.12)	$0.04

Weighted average number of common shares outstanding — basic	8,558,730	9,504,467
Weighted average number of common shares outstanding — fully diluted	8,558,730	9,504,467

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
(Expressed In Canadian dollars)

(Deficit) retained earnings, beginning of period	$(7,064,010)	$3,094,135

Net (loss) earnings	(1,037,831)	358,210

(Deficit) retained earnings, end of period	$(8,101,841)	$3,452,345